June 28, 2024

VIA EDGAR TRANSMISSION

Office of Technology

Attn Megan Akst and Christine Dietz

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC

Re:	América Móvil, S.A.B. DE C.V.

Form 20-F and 20-F/A for the Fiscal Year Ended December 31, 2023

Form 6-K furnished on April 19, 2024

File No.001-16269

Dear Ms. Akst and Ms. Dietz,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated May 28, 2024, regarding the above-referenced Annual Report on Form 20-F and 20-F/A for the fiscal year ended December 31, 2023 (the “Annual Report”) and Form 6-K dated April 19, 2024 (the “Form 6-K”) of América Móvil, S.A.B. DE C.V. (America Mobile) (“AMX”).

We have reproduced the Staff’s comments below in bold and provided our responses immediately below.

Form 20-F and 20-F/A for the Fiscal Year Ended December 31, 2023

Operating and Financial Review and Prospects

Results of Operations

Interperiod Segment Comparisons, page 28

Comment 1. We note your discussion of the changes in non-IFRS adjusted segment results. Please revise to disclose and analyze IFRS results with equal or greater prominence. Also, revise to reconcile the differences between the most directly comparable financial measure calculated and presented in accordance with IFRS and the non-IFRS measures. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10(a) of the non-GAAP C&DIs.

We acknowledge the Staff’s comments regarding our presentation of IFRS measures and adjusted operating revenues, adjusted operating income, operating margin and adjusted operating margin (collectively, the “Non-IFRS Measures”). In preparing the Annual Report, we took efforts to follow the actions prescribed by Item 10(e)(1)(i) of Regulation S-K and the guidance published in Question 102.10(a) of the non-GAAP C&DIs. In particular, we considered our tabular disclosure of operating revenues and operating income on pages 27 and 28 of the Annual Report to be presented with “equal or greater prominence” to our discussion of the Non-IFRS Measures from pages 29 to 33 of the Annual Report. Moreover, we understand operating revenues and operating income to be the most directly comparable financial measures calculated and presented in accordance with IFRS to the Non-IFRS Measures. Consequently, we considered our discussion of the Non-IFRS Measures from pages 29 to 33 of the Annual Report to textually reconcile the segment-by-segment differences between the Non-IFRS Measures and the operating revenues and operating income values presented on pages 27 and 28 of the Annual Report.

We have duly evaluated the Staff’s comments, and we will revise our presentation of non-IFRS measures within our annual report on Form 20-F for the year ended December 31, 2024 and future filings to ensure that IFRS measures are presented with at least equal prominence when we disclose any non-IFRS measures. We will also revise our reconciliations where necessary so as to more clearly present the required adjustments.

Form 6-K furnished on April 19, 2024

General

Comment 2. We note that you present what appears to be a non-IFRS income statement on page 8. The presentation of a non-IFRS income statement, or a presentation that gives the appearance of one, may place undue importance on the non-IFRS information and may give the impression that the non-IFRS income statement represents a comprehensive basis of accounting. Please remove this presentation in future filings. Refer to Rule 100(b) of Regulation G. Also, ensure that you provide a reconciliation from IFRS net income to non-IFRS EBITDA and Adjusted EBITDA in your revised disclosures.

Comment 3. We note that you present EBITDA margin and Adjusted EBITDA margin without a corresponding measure calculated in accordance with IFRS. You also disclose EBITDA, Adjusted EBITDA and EBIT for each segment but do not present the most directly comparable IFRS measure, the segment measure of performance as disclosed in your financial statements, nor do you provide the required reconciliations. Please revise in future filings to ensure that for all non-IFRS measures you disclose the most directly comparable financial measure calculated in accordance with IFRS and provide a reconciliation from the IFRS measure to the non-IFRS measure. Refer to Item 100(a)(1) and (2) of Regulation G.

We acknowledge the Staff’s comments but respectfully submit that pursuant to Rule 100(c) of Regulation G, AMX is exempt from the requirements of Rules 100(a)–(b) of Regulation G with respect to Form 6-K.

AMX believes its disclosure of non-IFRS financial information and its inclusion in the Form 6-K falls within the Rule 100(c) exception. First, AMX is a foreign private issuer whose B shares are listed on the Bolsa Mexicana de Valores (BMV), a securities exchange located outside the United States. Second, the non-IFRS financial measures identified by the Staff are derived from AMX’s financial statements, which are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and therefore are not derived from or based on measures calculated and presented in accordance with generally accepted accounting principles in the United States. Third, the disclosure identified by the Staff was made by AMX outside the United States, specifically via a report filed with the Mexican securities regulator (the Comisión Nacional Bancaria y de Valores) in compliance with AMX’s ongoing reporting obligations under Mexican law. As provided in the Note to Rule 100(c), the exception is not impacted by the fact that the disclosure (i) was contemporaneously distributed in the United States using AMX’s regular public relations distribution service, (ii) was available to foreign journalists, U.S. journalists and other third parties, (iii) appeared and continues to appear on AMX’s website, which is not available exclusively to, or targeted at, persons located in the

United States and (iv) following the filing with the Mexican securities regulator, was submitted by AMX to the SEC under cover of the referenced Form 6-K in order to comply with AMX’s ongoing reporting obligations pursuant to Rule 13a-16 of the Securities Exchange Act of 1934. AMX therefore respectfully submits that the disclosure included in the Form 6-K qualifies for the exemption provided by Rule 100(c) to the disclosure requirements of Rules 100(a)–(b) of Regulation G.

Nonetheless, AMX acknowledges its obligation to comply with Item 10(e) of Regulation S-K in its Form 20-F and in any Form 6-K that AMX files and incorporates by reference in any future registration statement under the Securities Act of 1933, as amended.

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Thank you for your consideration of our response. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact AMX, Duane McLaughlin (+1-212-225-2106) or Manuel Silva (+1-212-225-2293), our U.S. counsel at Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

By:	/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo Chief Financial Officer
América Móvil, S.A.B. DE C.V. (Registrant)

cc.:	Duane McLaughlin

Manuel Silva

Cleary Gottlieb Steen & Hamilton LLP

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